     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 22
dated February 10, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
 Senior Fixed Rate Notes

Pricing Sheet – February 17, 2006

7.5% SPARQS due March 20, 2007
 Mandatorily Exchangeable for Shares of Common Stock of
Weatherford International Ltd.
 Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Offering Price	:	$20.91 per SPARQS

Exchange Ratio	:	0.5 share of Weatherford International Ltd. Stock per SPARQS

Yield to Call	:	20%

Interest Rate	:	7.5% per year

Interest Payment Dates	:	June 20, 2006, September 20, 2006, December 20, 2006 and the Maturity Date

Aggregate Principal Amount	:	$14,500,018.59

Trade Date	:	February 17, 2006

Settlement Date	:	February 27, 2006

Listing	:	None

CUSIP	:	61747Y337

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.3398 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 22 dated February 10, 2006 Prospectus Supplement for SPARQS dated January 25, 2006 Prospectus dated January 25, 2006